EXHIBIT 99.1

Re:         Announcement of Private Placement of Ordinary Shares and Warrants in Israel

Ramat-Gan, Israel - June 11, 2018 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company today announced that it conducted a private placement of 8,800,000 of its ordinary shares, NIS 0.01 par value, by means of a tender offer in Israel, to certain institutional, “qualified” and private investors. The Company’s gross proceeds from the offering are expected to be approximately NIS 100 million, based on a price of NIS 11.25 per share. The Company also issued the investors warrants to purchase 4,400,000 additional ordinary shares of the Company (the “Warrants”). The demand for the tender was very high and the closing price of each ordinary share offered was significantly higher than the opening price of the tender. Because the demands were very high and the Company limited the maximum amount of the offering, the Company could not fulfill all of the orders and issued only 68% of the shares requested to the investors on a pro-rata basis.

The Warrants were issued, without further consideration, under a warrant agreement. The exercise price of the Warrants is NIS 11.00 per share. The exercise period will commence a few days following the approval of the offering by the Tel Aviv Stock Exchange (“TASE”) and will terminate on June 30, 2019.

The private placement was made to several “classified”/“institutional” investors and “qualified” investors (as defined under the exemptions of section 15 of the Israeli Securities Law, 5728-1968 and the First Schedule of the Israeli Securities Law), and to a number of private investors - all pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act’). The securities have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The issuance of both the ordinary shares and the ordinary shares following exercise of the Warrants are subject to the approval of the TASE.

As directed by the Israeli court-appointed special liquidators, Eurocom Communications Ltd. (“Eurocom”), the Company’s controlling shareholder, also participated in the private placement. Eurocom is currently maintaining its same holding percentage in the Company. Its participation is at the same terms as the other investors and is pursuant to Regulation 1(5) of the Israeli Companies Regulations (Relief Regulations Regarding Transactions with Interested Parties, 5760-2000) (the “Relief Regulations”). Of the 8,800,000 ordinary shares and 4,400,000 Warrants sold in the private placement, Eurocom purchased a total of 4,800,000 ordinary shares and 2,400,000.

The Company’s Audit Committee and Board of Directors determined that Eurocom’s participation in the private placement is according to current market conditions, was made in the ordinary course of business, does not harm the Company’s interests, is in the best interests of the Company at this time and may be beneficial to the Company. The Company determined that the implementation of the private placement at this time does not constitute any unfair benefit to Eurocom because the private placement has been priced by a tender process for all the investors. In addition, the members of the Company’s Audit Committee and Board of Directors determined that the Company’s prior experience with capital market transactions further enhances the determination that the private placement was in the ordinary course of business for purposes of Regulation 1(5) of the Relief Regulations.

The Company intends to use the net proceeds of the private placement to support its ongoing operations and service its debt.

Ami Barlev, Chairman of the Company, said: “We are pleased to announce the successful private placement of our shares. The increase in our leverage level and the yield of our debentures has led us to this quick financing process. This substantial influx of funds significantly increases our liquidity while lowering our leverage. We will continue to assess all available alternatives to increase value for our shareholders and act in the interest of our debenture holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.